Exhibit 99.1

Metalpha Announces Fiscal Year 2025 Revenue Guidance and Investor Relations Update

(HONG KONG, June 9, 2025) -- Metalpha Technology Holding Limited (Nasdaq: MATH) (the “Company” or “Metalpha”), through its subsidiaries, is dedicated to providing digital asset-focused wealth management services with a full-service, institutional-grade platform. For the first time, the Company today announced its revenue guidance for the fiscal year ended March 31, 2025, anticipating approximately US$40 million in total income. This represents approximately 238% of the US$16.8 million recorded in the prior fiscal year.

This guidance reflects Metalpha’s current operational projections and market position. To provide investors with more clarity and insight, this guidance, along with historical financial performance for the six months ended September 30, 2024, has been integrated into an investor presentation deck.

Metalpha has also enhanced its investor relations website at ir.metalpha.net. Investors can now find the latest corporate information and all presentations, including the newly released guidance, under the “Presentations” section. Metalpha remains dedicated to improving its disclosure practices to ensure more comprehensive and professional market communications.

About Metalpha

Metalpha Technology Holding Limited (Nasdaq: MATH), through its subsidiaries, is dedicated to providing digital asset-focused wealth management services with a full-service, institutional-grade platform. With dedicated blockchain expertise, the Company aims to become a leader in the field of digital asset-based wealth management services, bringing robust innovation and transparency to the customers and businesses it serves.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause Metalpha’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Financial Disclosure Advisory

This press release contains certain estimated preliminary financial results for the fiscal year ended March 31, 2025. These estimates are based on the information available to the Company at this time. The Company’s financial closing procedures for the fiscal year ended March 31, 2025 are not yet complete and, as a result, actual results may vary from the estimated preliminary results presented here due to the completion of the Company’s financial closing and audit procedures. The estimated preliminary financial results have not been audited or reviewed by the Company’s independent registered public accounting firm. These estimates should not be viewed as a substitute for the Company’s full annual financial statements. Accordingly, you should not place undue reliance on this preliminary data.